SECURITY AGREEMENT

1.   GRANT OF SECURITY INTEREST. For valuable consideration as of December 7, 2012, ZAGG INC, a Nevada corporation ("Debtor"), hereby grants and transfers to WELLS FARGO BANK, NATIONAL ASSOCIATION ("Bank") a security interest in all of the property of Debtor described as follows (collectively, the "Collateral"):

(a)   all accounts, deposit accounts, contract rights, chattel paper (whether electronic or tangible), instruments, promissory notes, documents, payment intangibles, software, letter of credit rights, health-care insurance receivables and other rights to payment of every kind now existing or at any time hereafter arising;

(b)   all general intangibles, including, without limitation, patents, patent applications, trademarks, trademark applications, copyrights, trade secrets, licenses, and internet domain names, now existing or at any time hereafter arising (collectively, the "Intellectual Property Collateral") and Schedule 1A attached hereto only sets forth all pending trademark applications and all current trademark registrations and Schedule 1B attached hereto only sets forth all pending U.S. trademark applications and all current U.S. trademark registrations;

(c)   all inventory, goods held for sale or lease or to be furnished under contracts for service, or goods so leased or furnished, raw materials, component parts, work in process and other materials used or consumed in Debtor's business, now or at any time hereafter owned or acquired by Debtor, wherever located, and all products thereof, whether in the possession of Debtor, any warehousemen, any bailee or any other person, or in process of delivery, and whether located at Debtor's places of business or elsewhere ("Inventory");

(d)   all warehouse receipts, bills of sale, bills of lading and other documents of every kind (whether or not negotiable) in which Debtor now has or at any time hereafter acquires any interest, and all additions and accessions thereto, whether in the possession or custody of Debtor, any bailee or any other person for any purpose;

(e)   all money and property heretofore, now or hereafter delivered to or deposited with Bank or otherwise coming into the possession, custody or control of Bank (or any agent or bailee of Bank) in any manner or for any purpose whatsoever during the existence of this Agreement and whether held in a general or special account or deposit for safekeeping or otherwise;

(f)   all right, title and interest of Debtor under licenses, guaranties, warranties, management agreements, marketing or sales agreements, escrow contracts, indemnity agreements, insurance policies, service or maintenance agreements, supporting obligations and other similar contracts of every kind in which Debtor now has or at any time hereafter shall have an interest;

(g)   all goods, tools, machinery, furnishings, furniture and other equipment and fixtures of every kind now existing or hereafter acquired, and all improvements, replacements, accessions and additions thereto and embedded software included therein, whether located on any property owned or leased by Debtor or elsewhere, including without limitation, any of the foregoing now or at any time hereafter located at or installed on the land or in the improvements at any of the real property owned or leased by Debtor, and all such goods after they have been severed and removed from any of said real property; and



(h)   all motor vehicles, trailers, mobile homes, manufactured homes, boats, other rolling stock and related equipment of every kind now existing or hereafter acquired and all additions and accessories thereto, whether located on any property owned or leased by Debtor or elsewhere;

together with whatever is receivable or received when any of the foregoing or the proceeds thereof are sold, leased, collected, exchanged or otherwise disposed of, whether such disposition is voluntary or involuntary, including without limitation, all rights to payment, including returned premiums, with respect to any insurance relating to any of the foregoing, and all rights to payment with respect to any claim or cause of action affecting or relating to any of the foregoing (collectively, "Proceeds").

2.   OBLIGATIONS SECURED. The obligations secured hereby are the payment and performance of: (a) all present and future Indebtedness (as defined herein) of Debtor to Bank; (b) all obligations of Debtor and rights of Bank under this Agreement; and (c) all present and future obligations of Debtor to Bank of other kinds. The word "Indebtedness" is used herein in its most comprehensive sense and includes any and all advances, debts, obligations and liabilities of Debtor, or any of them, heretofore, now or hereafter made, incurred or created, whether voluntary or involuntary and however arising, whether due or not due, absolute or contingent, liquidated or unliquidated, determined or undetermined, including under any swap, derivative, foreign exchange, hedge, deposit, treasury management or other similar transaction or arrangement, and whether Debtor may be liable individually or jointly with others, or whether recovery upon such Indebtedness may be or hereafter becomes unenforceable.

3.   TERMINATION. This Agreement will terminate upon the performance of all obligations of Debtor to Bank, including without limitation, the payment of all Indebtedness of Debtor to Bank, and the termination of all commitments of Bank to extend credit to Debtor, existing at the time Bank receives written notice from Debtor of the termination of this Agreement.

4.   OBLIGATIONS OF BANK. Bank has no obligation to make any loans hereunder. Any money received by Bank in respect of the Collateral may be deposited, at Bank's option, into a non-interest bearing account over which Debtor shall have no control, and the same shall, for all purposes, be deemed Collateral hereunder.

5.   REPRESENTATIONS AND WARRANTIES. Debtor represents and warrants to Bank that: (a) Debtor's legal name, entity type, organizational identification number, chief executive office and principal place of business are set forth on Schedule 2 attached hereto, and all of Debtor's organizational documents or agreements delivered to Bank are complete and accurate in every respect; (b) Debtor is in good standing under the laws of its state of organization, (c) Debtor is the owner and has possession or control of the Collateral and Proceeds; (d) Debtor has the exclusive right to grant a security interest in the Collateral and Proceeds; (e) all Collateral and Proceeds are genuine, free from liens, licenses (except for nonexclusive licenses granted in the ordinary course of business), adverse claims, setoffs, default, prepayment, defenses and conditions precedent of any kind or character, except the lien created hereby or as otherwise agreed to by Bank, or as heretofore disclosed by Debtor to Bank, in writing; (f) all statements contained herein and, where applicable, in the Collateral are true and complete in all material respects; (g) no financing statement or other security document covering any of the Collateral or Proceeds, and naming any secured party other than Bank, is on file in any public office, including, without limitation, the United States Patent and Trademark

Office ("USPTO"), except as set forth on Schedule 5 attached hereto; (h) where Collateral consists of rights to payment, all persons appearing to be obligated on the Collateral and Proceeds have authority and capacity to contract and are bound as they appear to be, all property subject to chattel paper has been properly registered and filed in compliance with applicable law and to perfect the interest of Debtor in such property, and all such Collateral and Proceeds comply with all applicable laws concerning form, content and manner of preparation and execution, including where applicable Federal Reserve Regulation Z and any State consumer credit laws; and (h) where the Collateral consists of equipment, Debtor is not in the business of selling goods of the kind included within such Collateral, and Debtor acknowledges that no sale or other disposition of any such Collateral, including without limitation, any such Collateral which Debtor may deem to be surplus, has been consented to or acquiesced in by Bank, except as specifically set forth in writing by Bank.

Except as set forth on Schedule 3 attached hereto, during the five (5) years immediately preceding the date of this Agreement, (a) Debtor has not used or been known by, any legal, fictitious or trade name; (b) Debtor has not changed its name in any respect; (c) Debtor has not been the surviving entity of a merger or consolidation; and (d) Debtor has not acquired all or substantially all of the assets of any person or entity.

The Inventory of Debtor is kept at the location(s) listed on Schedule 4 attached hereto and no others (except for Inventory in transit).

6. COVENANTS OF DEBTOR.

(a) Debtor agrees in general: (i) to pay Indebtedness secured hereby when due; (ii) to indemnify Bank against all losses, claims, demands, liabilities and expenses of every kind caused by property subject hereto; (iii) to permit Bank to exercise its powers hereunder; (iv) to execute and deliver such documents as Bank deems necessary to create, perfect and continue the security interests contemplated hereby; (v) not to change its name, its chief executive office, or the jurisdiction in which it is organized and/or registered without giving Bank prior written notice thereof; (vi) not to change the places where Debtor keeps any Collateral or Debtor's records concerning the Collateral and Proceeds without giving Bank prior written notice of the address to which Debtor is moving same; and (vii) to cooperate with Bank in perfecting all security interests granted herein and in obtaining such agreements from third parties as Bank deems necessary, proper or convenient in connection with the preservation, perfection or enforcement of any of its rights hereunder.

(b) Debtor agrees with regard to the Collateral and Proceeds, unless Bank agrees otherwise in writing: (i) that Bank is authorized to file financing statements in the name of Debtor to perfect Bank's security interest in Collateral and Proceeds; (ii) where applicable, to insure the Collateral with Bank named as loss payee, in form, substance and amounts, under agreements, against risks and liabilities, and with insurance companies satisfactory to Bank; (iii) where applicable, to operate the Collateral in accordance with all applicable statutes, rules and regulations relating to the use and control thereof, and not to use any Collateral for any unlawful purpose or in any way that would void any insurance required to be carried in connection therewith; (iv) not to remove the Collateral from Debtor's premises except in the ordinary course of Debtor's business; (v) to pay when due all license fees, registration fees and other charges in connection with any Collateral; (vi) not to permit any lien on the Collateral or Proceeds, including without limitation, liens arising from repairs to or storage of the Collateral, except in favor of Bank; (vii) not to sell, hypothecate or dispose of, nor permit the transfer by operation of law of, any of the Collateral or Proceeds or any interest therein, except (A) sales of

Inventory to buyers in the ordinary course of Debtor's business and (B) in favor of Bank; provided, however, that Debtor may (w) until the deadlines set forth in Sections 3.3(a) and (b) of the Credit Agreement expire and only for the purposes of satisfying the requirements of such Sections 3.3(a) and (b), license and sublicense any of the Intellectual Property Collateral owned by Debtor to ZAGG Intellectual Property Holding Co., Inc., a Nevada corporation ("ZAGG IP"), (x) sell, assign or transfer any Intellectual Property Collateral to ZAGG IP, (y) cause any of its current or former affiliates, directors, officers, employees and independent contractors to sell, assign or transfer any Intellectual Property Collateral to ZAGG IP, and (z) until the deadlines set forth in Sections 3.3(a) and (b) of the Credit Agreement expire and only for the purposes of satisfying the requirements of such Sections 3.3(a) and (b), abandon or cause to be abandoned any of the Intellectual Property Collateral if done in the ordinary course of business; (viii) to permit Bank to inspect the Collateral at any time upon prior notice, except that no such notice shall be required upon the occurrence of an Event of Default; (ix) to keep, in accordance with generally accepted accounting principles, complete and accurate records regarding all Collateral and Proceeds, and to permit Bank to inspect the same and make copies thereof at any reasonable time upon prior notice thereof; (x) if requested by Bank, to receive and use reasonable diligence to collect Collateral consisting of accounts and other rights to payment and Proceeds, in trust and as the property of Bank, and to immediately endorse as appropriate and deliver such Collateral and Proceeds to Bank daily in the exact form in which they are received together with a collection report in form satisfactory to Bank; (xi) not to commingle Collateral or Proceeds, or collections thereunder, with other property; (xii) to give only normal allowances and credits and to advise Bank thereof immediately in writing if they affect any rights to payment or Proceeds in any material respect; (xiii) from time to time, when requested by Bank, to prepare and deliver a schedule of all Collateral and Proceeds subject to this Agreement and to assign in writing and deliver to Bank all accounts, contracts, leases and other chattel paper, instruments, documents and other evidences thereof; (xiv) in the event Bank elects to receive payments or rights to payment of Proceeds hereunder, to pay all expenses incurred by Bank in connection therewith, including expenses of accounting, correspondence, collection efforts, reporting to account or contract debtors, filing, recording, record keeping and expenses incidental thereto; and (xv) to provide any service and do any other acts which may be necessary to maintain, preserve and protect all Collateral and, as appropriate and applicable, to keep all Collateral in good and saleable condition, to deal with the Collateral in accordance with the standards and practices adhered to generally by users and manufacturers of like property, and to keep all Collateral and Proceeds free and clear of all defenses, rights of offset and counterclaims.

(c)   Debtor agrees that after selling, assigning or transferring Debtor's Intellectual Property Collateral to ZAGG IP as required by Sections 3.3(a) and (b) of the Credit Agreement, Debtor shall promptly transfer any subsequently developed, acquired or otherwise obtained Intellectual Property Collateral to ZAGG IP.

7.   POWERS OF BANK.

(a) Bank Powers Regardless of Occurrence of an Event of Default. Debtor appoints Bank its true and lawful attorney-in-fact to perform any of the following powers, which are coupled with an interest, are irrevocable until termination of this Agreement and may be exercised from time to time by Bank's officers and employees, or any of them, whether or not Debtor is in default and whether or not an Event of Default (as defined herein) has occurred: (i) to give notice to account debtors or others of Bank's rights in the Collateral and Proceeds, to enforce or forebear from enforcing the same and make extension or modification agreements with respect thereto; (ii) to release persons liable on Collateral or Proceeds and to give receipts and acquittances and compromise disputes in connection therewith; (iii) to release or substitute security; (iv) to resort to security in any order; (v) to prepare, execute, file, record or deliver notes, assignments, schedules, designation statements, financing statements, continuation statements, termination statements, statements of assignment, applications for registration or like papers to perfect, preserve or release Bank's interest in the Collateral and Proceeds; (vi) to take cash and instruments for the payment of money owing to Debtor and other property to which Bank is entitled; (viii) to verify facts concerning the Collateral and Proceeds by inquiry of obligors thereon, or otherwise, in its own name or a fictitious name; (ix) to endorse, collect, deliver and receive payment under instruments for the payment of money constituting or relating to Proceeds to which Bank is entitled; (x) to prepare, adjust, execute, deliver and receive payment under insurance claims, and to collect and receive payment of and endorse any instrument in payment of loss or returned premiums or any other insurance refund or return, and to apply such amounts to which Bank is entitled and that are received by Bank, at Bank's sole option, toward repayment of the Indebtedness or replacement of the Collateral; (xi) to enter onto Debtor's premises in inspecting the Collateral upon providing prior reasonable notice to Debtor of any such inspection; (xii) to preserve or release the interest evidenced by chattel paper to which Bank is entitled hereunder and to endorse and deliver any evidence of title incidental thereto; and (xiii) to do all acts and things and execute all documents in the name of Debtor or otherwise, deemed by Bank as necessary, proper and convenient in connection with the preservation, perfection or enforcement of its rights hereunder.

(b) Bank Powers upon Occurrence of an Event of Default. In addition to the powers of Bank set forth in Section 7(a) hereof, Debtor also appoints Bank its true and lawful attorney-in-fact to perform any of the following powers, which are coupled with an interest, are irrevocable until termination of this Agreement and may be exercised from time to time by Bank's officers and employees, or any of them, only in the event Debtor is in default or upon the occurrence of an Event of Default: (i) to perform any obligation of Debtor hereunder in Debtor's name or otherwise; (ii) to receive, open and read mail addressed to Debtor; (iii) to exercise all rights, powers and remedies which Debtor would have, but for this Agreement, with respect to all Collateral and Proceeds subject hereto; (iv) to enter onto Debtor's premises in inspecting the Collateral without being required to provide any prior notice to Debtor of any such inspection; and (v) to make withdrawals from and to close deposit accounts or other accounts with any financial institution, wherever located, into which Proceeds may have been deposited, and to apply funds so withdrawn to payment of the Indebtedness.

8.   PAYMENT OF PREMIUMS, TAXES, CHARGES, LIENS AND ASSESSMENTS. Debtor agrees to pay, prior to delinquency, all insurance premiums, taxes, charges, liens and assessments against the Collateral and Proceeds, and upon the failure of Debtor to do so, Bank at its option may pay any of them and shall be the sole judge of the legality or validity thereof and the amount necessary to discharge the same. Any such payments made by Bank shall be obligations of Debtor to Bank, due and payable immediately upon demand, together with interest at the rate determined in accordance with Section 15 of this Agreement, and shall be secured by the Collateral and Proceeds, subject to all terms and conditions of this Agreement.

9.   EVENTS OF DEFAULT. The occurrence of any of the following shall constitute an "Event of Default" under this Agreement: (a) any default in the payment or performance of any obligation, or any defined event of default, under (i) any contract or instrument evidencing any Indebtedness, or (ii) any other agreement between Debtor and Bank, including without limitation any loan agreement, relating to or executed in connection with any Indebtedness; (b) any representation or warranty made by Debtor herein shall prove to be incorrect, false or misleading in any material respect when made; (c) Debtor shall fail to observe or perform any obligation or agreement contained herein; (d) any impairment of the rights of Bank in any

Collateral or Proceeds, or any attachment or like levy on any property of Debtor; and (e) Bank, in good faith, believes any or all of the Collateral and/or Proceeds substantially likely to be in danger of misuse, dissipation, commingling, loss, theft, damage or destruction.

10.   REMEDIES. Upon the occurrence of any Event of Default, Bank shall have the right to declare immediately due and payable all or any Indebtedness secured hereby and to terminate any commitments to make loans or otherwise extend credit to Debtor. Bank shall have all other rights, powers, privileges and remedies granted to a secured party upon default under the Utah Uniform Commercial Code or otherwise provided by applicable law, including without limitation, the right (a) to contact all persons obligated to Debtor on any Collateral or Proceeds and to instruct such persons to deliver all Collateral and/or Proceeds directly to Bank, (b) to sell, lease, license or otherwise dispose of any or all Collateral, and (c) to assume Debtor's rights under licenses. All rights, powers, privileges and remedies of Bank shall be cumulative. No delay, failure or discontinuance of Bank in exercising any right, power, privilege or remedy hereunder shall affect or operate as a waiver of such right, power, privilege or remedy; nor shall any single or partial exercise of any such right, power, privilege or remedy preclude, waive or otherwise affect any other or further exercise thereof or the exercise of any other right, power, privilege or remedy. Any waiver, permit, consent or approval of any kind by Bank of any default hereunder, or any such waiver of any provisions or conditions hereof, must be in writing and shall be effective only to the extent set forth in writing. It is agreed that public or private sales or other dispositions, for cash or on credit, to a wholesaler or retailer or investor, or user of property of the types subject to this Agreement, or public auctions, are all commercially reasonable because differences in the prices generally realized in the different kinds of dispositions are ordinarily offset by the differences in the costs and credit risks of such dispositions. While an Event of Default exists: (a) Debtor will deliver to Bank from time to time, as requested by Bank, current lists of all Collateral and Proceeds; (b) Debtor will not dispose of any Collateral or Proceeds except on terms approved by Bank; (c) at Bank's request, Debtor will assemble and deliver all Collateral and Proceeds, and books and records pertaining thereto, to Bank at a reasonably convenient place designated by Bank; and (d) Bank may, without notice to Debtor, enter onto Debtor's premises and take possession of the Collateral. With respect to any sale or other disposition by Bank of any Collateral subject to this Agreement, Debtor hereby expressly grants to Bank the right to sell such Collateral using any or all of Debtor's trademarks, trade names, trade name rights and/or proprietary labels or marks. Debtor further agrees that Bank shall have no obligation to process or prepare any Collateral for sale or other disposition.

11.   DISPOSITION OF COLLATERAL AND PROCEEDS; TRANSFER OF INDEBTEDNESS. In disposing of Collateral hereunder, Bank may disclaim all warranties of title, possession, quiet enjoyment and the like. Any proceeds of any disposition of any Collateral or Proceeds, or any part thereof, may be applied by Bank to the payment of expenses incurred by Bank in connection with the foregoing, including reasonable attorneys' fees, and the balance of such proceeds may be applied by Bank toward the payment of the Indebtedness in such order of application as Bank may from time to time elect. Upon the transfer of all or any part of the Indebtedness, Bank may transfer all or any part of the Collateral or Proceeds and shall be fully discharged thereafter from all liability and responsibility with respect to any of the foregoing so transferred, and the transferee shall be vested with all rights and powers of Bank hereunder with respect to any of the foregoing so transferred; but with respect to any Collateral or Proceeds not so transferred, Bank shall retain all rights, powers, privileges and remedies herein given.

12.   STATUTE OF LIMITATIONS. Until all Indebtedness shall have been paid in full and all commitments by Bank to extend credit to Debtor have been terminated, the power of

sale or other disposition and all other rights, powers, privileges and remedies granted to Bank hereunder shall continue to exist and may be exercised by Bank at any time and from time to time irrespective of the fact that the Indebtedness or any part thereof may have become barred by any statute of limitations, or that the personal liability of Debtor may have ceased, unless such liability shall have ceased due to the payment in full of all Indebtedness secured hereunder.

13.   MISCELLANEOUS. When there is more than one Debtor named herein: (a) the word "Debtor" shall mean all or any one or more of them as the context requires; (b) the obligations of each Debtor hereunder are joint and several; and (c) until all Indebtedness shall have been paid in full, no Debtor shall have any right of subrogation or contribution, and each Debtor hereby waives any benefit of or right to participate in any of the Collateral or Proceeds or any other security now or hereafter held by Bank. Debtor hereby waives any right to require Bank to (i) proceed against Debtor or any other person, (ii) marshal assets or proceed against or exhaust any security from Debtor or any other person, (iii) perform any obligation of Debtor with respect to any Collateral or Proceeds, and (d) make any presentment or demand, or give any notice of nonpayment or nonperformance, protest, notice of protest or notice of dishonor hereunder or in connection with any Collateral or Proceeds. Debtor further waives any right to direct the application of payments or security for any Indebtedness of Debtor or indebtedness of customers of Debtor.

14.   NOTICES. All notices, requests and demands required under this Agreement must be in writing, addressed to Bank at the address specified in the Credit Agreement entered into between Debtor and Bank and to Debtor at the address of its chief executive office specified in Schedule 2 or to such other address as any party may designate by written notice to each other party, and shall be deemed to have been given or made as follows: (a) if personally delivered, upon delivery; (b) if sent by mail, upon the earlier of the date of receipt or three (3) days after deposit in the U.S. mail, first class and postage prepaid; and (c) if sent by email or telecopy, upon receipt.

15.   COSTS, EXPENSES AND ATTORNEYS' FEES. Debtor shall pay to Bank immediately upon demand the full amount of all payments, advances, charges, costs and expenses, including reasonable attorneys' fees (to include outside counsel fees and all allocated costs of Bank's in-house counsel), expended or incurred by Bank in connection with (a) the perfection and preservation of the Collateral or Bank's interest therein, and (b) the realization, enforcement and exercise of any right, power, privilege or remedy conferred by this Agreement, whether incurred at the trial or appellate level, in an arbitration proceeding or otherwise, and including any of the foregoing incurred in connection with any bankruptcy proceeding (including without limitation, any adversary proceeding, contested matter or motion brought by Bank or any other person) relating to Debtor or in any way affecting any of the Collateral or Bank's ability to exercise any of its rights or remedies with respect thereto. All of the foregoing shall be paid by Debtor with interest from the date of demand until paid in full at a rate per annum equal to the greater of ten percent (10%) or Bank's prime rate in effect from time to time.

16.   SUCCESSORS; ASSIGNS; AMENDMENT. This Agreement shall be binding upon and inure to the benefit of the heirs, executors, administrators, legal representatives, successors and assigns of the parties, and may be amended or modified only in writing signed by Bank and Debtor.

17.   SEVERABILITY OF PROVISIONS. If any provision of this Agreement shall be held to be prohibited by or invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or any remaining provisions of this Agreement.

18.   GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of Utah.

19.   COUNTERPARTS. Two or more duplicate originals of this Agreement may be signed by the parties, each duplicate of which shall be an original but all of which together shall constitute one and the same instrument. This Agreement may be executed in several counterparts, without the requirement that all parties sign each counterpart. Receipt by Bank of an executed copy of this Agreement by fax or email shall constitute conclusive evidence of execution and delivery by the signatories hereto.

[Signature Page Follows]

IN WITNESS WHEREOF, this Agreement has been duly executed as of the day and year first set forth above.

DEBTOR:

ZAGG INC,
A NEVADA CORPORATION



By:_____

Name: Brandon T. O'Brien
Title: Chief Financial Officer and Secretary

BANK:

WELLS FARGO BANK,
　NATIONAL ASSOCIATION

By:_____

Name: Nathan B. Paddock
Title: Vice President

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SECURITY AGREEMENT
Signature Page

IN WITNESS WHEREOF, this Agreement has been duly executed as of the day and year first set forth above.

DEBTOR:

ZAGG INC,
A NEVADA CORPORATION

By:_____
Name: Brandon T. O'Brien
Title: Chief Financial Officer and Secretary

BANK:

WELLS FARGO BANK,
  NATIONAL ASSOCIATION

By:_____
Name: Nathan B. Paddock
Title: Vice President

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SECURITY AGREEMENT
Signature Page

SCHEDULE 1A

Trademark Applications and Trademark Registrations
Owned by ZAGG Inc

Country	Mark	Status	Application Number	Reg. Number
Argentina		Registered	3061832	2494075
Brazil		Pending	830917608	n/a
Canada		Pending	1511833	n/a
Chile		Registered	937238	931224
China		Pending	8523207	n/a
Europe		Registered	00927853	009274853
India		Pending	2085341	n/a
Mexico		Registered	1147820	1249003
New Zealand		Registered	835857	835857
South Korea		Registered	40-2010-65558	40-931604
Thailand		Pending	793699	n/a
Brazil		Pending	830917616	n/a
Canada		Pending	1511832	n/a
Mexico		Registered	1147822	1249004
New Zealand		Registered	835858	835858
Chile		Registered	937236	931226
China		Registered	8644860	8644860

Country	Mark	Status	Application Number	Reg. Number
Europe		Registered	009291832	009291832
India		Pending	2085343	n/a
Europe	APPSPACE	Registered	8879819	8879819
China	APPSPACE	Registered	8076455	8076455
China	APPSPACE	Registered	8076456	8076456
China	APPSPACE	Registered	8076457	8076457
Japan	APPSPACE	Registered	10048/2010	5411181
Europe	EARPOLLUTION	Registered	009196262	009196262
Argentina	EARPOLLUTION	Registered	3061834	2494077
Brazil	EARPOLLUTION	Pending	830917624	n/a
Canada	EARPOLLUTION	Pending	1511831	n/a
Chile	EARPOLLUTION	Registered	937241	931138
Europe	EARPOLLUTION	Registered	009291915	009291915
India	EARPOLLUTION	Pending	2085343	n/a
Mexico	EARPOLLUTION	Registered	1147824	1246320
New Zealand	EARPOLLUTION	Registered	835859	835859
South Korea	EARPOLLUTION	Registered	40-2010-65561	40-931628
Thailand	EARPOLLUTION	Pending	793701	n/a
Venezuela	EARPOLLUTION	Registered	2011-001502	P-314054
Europe		Registered	009292277	009292277
Argentina	IFROGZ	Registered	3061831	2494072
Brazil	IFROGZ	Pending	830917594	n/a

Country	Mark	Status	Application Number	Reg. Number
Canada	IFROGZ	Pending	1511834	n/a
Canada	IFROGZ	Registered	1294867	TMA725910
Chile	IFROGZ	Registered	937237	931225
Chile	IFROGZ	Registered	937239	947874
China	IFROGZ	Pending	8523209	n/a
China	IFROGZ	Registered	5416301	5416301
Europe	IFROGZ	Registered	009274671	009274671
India	IFROGZ	Pending	2085340	n/a
Japan	IFROGZ	Registered	2006-051867	5018172
Mexico	IFROGZ	Registered	1147819	1246319
New Zealand	IFROGZ	Registered	835856	835856
Thailand	IFROGZ	Pending	793698	n/a
Venezuela	IFROGZ	Pending	2011-000675	n/a
China	ifrogz	Pending	8523208	n/a
Europe	ifrogz	Registered	009274754	009274754
South Korea	ifrogz	Registered	40-2010-65557	40-931587
Colombia	INVISIBLE SHIELD	Registered	10-036425	413209
Europe	INVISIBLE SHIELD	Registered	8492051	8492051
India	INVISIBLE SHIELD	Pending	1886059	n/a
China	LUXE	Registered	8749848	8749848
Hong Kong	ZAGG	Registered	301835767	301835767

COMMUT\SECA01A_UT.DOC
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Country	Mark	Status	Application Number	Reg. Number
India	ZAGG	Pending	2101359	n/a
Mexico	ZAGG	Registered	1155834	1230111
Europe	ZAGG	Registered	6328215	6328215
Australia	ZAGG	Registered	1266121	1266121
China	ZAGG	Registered	7444833	7444833
Hong Kong	ZAGG	Registered	301217754	301217754
India	ZAGG	Registered	1742932	1742932
Japan	ZAGG	Registered	83759/2008	5234734
South Korea	ZAGG	Registered	40-2008-0048050	40-0825850
Mexico	ZAGG	Registered	1967076	1098228

COMMUT\SECA01A_UT.DOC
All Accounts, Inventory, Equipment and Fixtures
(Rev. 06/06)
5851758

SCHEDULE 1B

US Trademark Applications and US Trademark Registrations
Owned by ZAGG Inc

Mark	Status	App. Number	Reg,. Number
	Registered	77148206	3923393
	Registered	85087016	4122466
	Registered	85095082	4139738
ANIMATONE	Pending	85687979	
APPSPACE	Pending	85511940	n/a
CALIBER	Pending	85734814	
EARPOLLUTION	Registered	77768243	3744404
EARPOLLUTION	Registered	85095022	4122478
EARPOLLUTION	Pending	85556181	
FLEX	Registered	85480072	4193657
IFROGZ	Registered	78777305	3309320
IFROGZ	Registered	85087009	4122465
ifrogz	Registered	85087013	4126192
INVISIBLE SHIELD	Registered	77096911	3825458
INVISIBLE SHIELD	Registered	85127327	4140986
LUXE	Registered	85130165	4129356
	Registered	85490915	4197512
MYFROGZ	Registered	77869129	3813731
	Registered	85491435	4197517
ORIGIN	Pending	85762571	

Mark	Status	App. Number	Reg,. Number
SCREEN SECURITY & Design	Pending	85670303	
SHIELD ZONE	Registered	77146708	4096424
SHIELDZONE	Registered	85511820	4197802
STICK IT TO YOUR DEVICE	Registered	85494957	4203749
Z	Pending	85111785	n/a
ZAGG	Registered	77146689	3838237
ZAGG	Pending	85109344	n/a
ZAGG	Registered	85116623	4137585
ZAGG	Pending	85111773	n/a
ZAGGFOLIO	Registered	85391305	4128444
ZAGGKEYS	Registered	85478884	4193647
ZAGGKEYS FLEX	Registered	85480247	4193661
ZAGGMATE	Registered	85391019	4128442
ZAGGSPARQ	Registered	85623461	4217970

COMMUT\SECA01A_UT.DOC
All Accounts, Inventory, Equipment and Fixtures
(Rev. 06/06)
5851758

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Schedule 2
Debtor Information

Exact Name: ZAGG Inc
Jurisdiction: Nevada
Type of Entity: Corporation
Chief Executive Office/Principal Place of Business:
3855 South 500 West, Suite J
Salt Lake City, UT 84115-4252
Organizational Identification No.: C8720-2004

<u>Schedule 3</u>

Present Name	**Former Names**
ZAGG Inc	ZAGG Incorporated, ZAGG, Inc., ZAGG, ZAGG INCORPORATED, invisibleSHIELD, ShieldZone Corporation, Amerasia Khan Enterprise Ltd

ZAGG Inc acquired 100% of the issued and outstanding stock of iFrogz d/b/a Reminderband, Inc. on June 21, 2011.

Schedule 4
Inventory Locations

IntegraCore
6077 Wells Park Rd.
West Jordan, UT 84081

ECMAF
1291 Mountain View Circle
Azusa, CA 91702

LeSaint Logistics
7630 Cherry Ave.
Fontana, CA 92336

Seko
610 West Walnut St.
Compton, CA 90220

Visible Marketing
2800 South 400 West
Salt Lake City, UT 84115

GENCO
5201 Alliance Gateway Freeway #10
Fort Worth, TX 77043

RR Donnelly
1645 West Sam Houston Parkway North
Houston, TX 77043

ZAGG Inc
3855 S. 500 W, Suite L
Salt Lake City, UT 84115

City Creek Center
Store Number 130C
50 South Main St.
Salt Lake City, UT 84101

Galleria at Tyler
1299 Galleria at Tyler
Riverside, CA 92503

Antelope Valley Mall
1233 Ranch Vista Blvd., #900
Palmdale, CA 93551

The Promenade at Temecula
40820 Winchester Rd., #2000

Temecula, CA 92591

Ontario Mills Mall
One Mills Circle
Ontario, CA 91764

San Bernardino Mall
254 Carousel Mall
San Bernardino, CA 92401

Valencia Town Center
24201 West Valencia Blvd., #150
Valencia, CA 91355

COMMUT\SECA01A_UT.DOC
All Accounts, Inventory, Equipment and Fixtures
(Rev. 06/06)
5851758

Schedule 5
Existing Liens

Jurisdiction	Filing No.	File Date	Type	Secured Party	Collateral
Nevada	2007039341-3	11/28/2007	UCC-1	CIT Technology Financing	All collateral per Schedule A
Nevada	2008019671-0	06/20/2008	Assignment	De Lage Landen Financial	
Nevada	2011024054-6	09/09/2011	UCC-1	Winmark Capital Corporation	All equipment per Lease
Nevada	2012025303-8	09/24/2012	UCC-1	Winmark Capital Corporation	Schedule A: Lease Agmt.
Utah	392571201137	03/09/2011	UCC-1	Revco Leasing Company	Equipment

COMMUT\SECA01A_UT.DOC
All Accounts, Inventory, Equipment and Fixtures
(Rev. 06/06)
5851758